24 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 118,600 Reed Elsevier PLC ordinary shares at a price of 1184.7328p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 74,395,085 ordinary shares in treasury, and has 1,131,333,222 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 4,696,750 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 68,600 Reed Elsevier NV ordinary shares at a price of €22.6470 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 44,017,344 ordinary shares in treasury, and has 653,489,511 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 2,718,800 shares.